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Marina Tran-Vu · 3rd

Founder & CEO of EQUO - Small Solutions, Big Impact | SME100 Fast Moving Companies in Vietnam & FLIK's 21 Womxn Entrepreneurs to Watch in 2021

Ho Chi Minh City Metropolitan Area · 500+ connections ·

Contact info

HYYH Trading Co.

The University of British Columbia

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Thank you so much NỮ DOANH NHÂN - BusinessWoman Magazine for the feature...

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FOUNDER & CEO, EQUO VIETNAM
MARINA TRAN VU
PHỤ NỮ SẼ QUYẾT ĐỊNH GIÁ TRỊ SỐNG CỦA CHÍNH MÌNH
A WOMAN'S VALUE IS FOR HER TO DECIDE
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21 Womxn Entrepreneurs to Watch in 2021

21 Womxn Entrepreneurs to Watch in 2021 —FLIK | Female Founders | Curated...

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Experience



Founder & CEO

HYYH Trading Co.

Jul 2019 – Present · 1 yr 9 mos
Vietnam

HYYH Trading Co. is an international import-export trading company based in Vietnam. We focus on delivering eco-friendly brands and manufacturers to the rest of the world. Holding company of Equo International (https://www.equointl.com/).

- Recipient of the 2020 SME100 Fast Moving Companies in Vietnam Award.
- Named Flik's 21 Womxn Entrepreneurs to Watch in 2021

   

+16



Fitness and Lifestyle Group

11 mos

Head of Marketing - Fitness

Jul 2019 – Jan 2020 · 7 mos
Vietnam

Head of Marketing for Fitness category of brands including California Fitness & Yoga, Yoga Plus, Centuryon, UFC Gym and Jetts.

Brand Manager - Fitness

Mar 2019 – Jun 2019 · 4 mos
Vietnam

Brand Manager for category of brands including California Fitness & Yoga, Yoga Plus, Centuryon and UFC Gym.



Freelance Marketing Consultant
Upwork
Jan 2019 – Apr 2019 · 4 mos

Freelance marketing consultant for small businesses globally. Clients include businesses in the fields of fitness, fashion apparel, consumer electronics and human resource outsourcing services located in Canada, India and Vietnam.



Global Brand Manager - RC & Tech
Spin Master
May 2017 – Oct 2018 · 1 yr 6 mos
Toronto, Ontario, Canada

Brand Manager for Global innovation and marketing in the US for the RC & Tech Division.

Brand Marketing Manager - Home Electronics
LG Electronics
Sep 2015 – Apr 2017 · 1 yr 8 mos
North York, Ontario, Canada

Brand Marketing Manager for the Home Electronics (TV, Sound products) division in Canada.

Show 5 more experiences ⌄

Education

The University of British Columbia
BCOMM, Marketing
2006 – 2010
Activities and Societies: • Manitoba International Marketing Competition Team (2010) • Corporate Relations Director – Marketing Assocation (2010) • VP Finance – Finance Club (2009) • Founder & Directer – Investment Banking Competition (2009)

Yonsei University
Exchange Program, Business & Korean Studies
2009 – 2009

Eric Hamber Secondary School
High School Diploma
2001 – 2006
Activities and Societies: • Student Council (2002-2006) • Basketball Team (2001-2006) • Fashion Design Program (2001-2006) • Tennis Team (2006) • Peer Counselor (2006) • Assistant Basketball Coach – Simon Fraser Elementary School (2006) • Kid's Help Phone Student Ambassador Council – Director of Events Recruitment (2005) • Leadership Program (2004) • Soccer Team (2003)

Licenses & certifications

Smart Serve Certification
Alcohol and Gaming Commission of Ontario (AGCO)
Issued Sep 2012 · No Expiration Date

Google Analytics Certification
Google
Issued Jun 2015 · Expired Dec 2016

See credential

Inbound Certification
HubSpot
Issued May 2015 · Expired Jun 2016

See credential

Volunteer experience

Marketing & Brand Strategy
Oppia Foundation
Jan 2019 – Jan 2020 • 1 yr 1 mo
Education



